June 29, 2017

Via EDGAR

Martin James, Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: LivaNova PLC Form 10-K for the Fiscal Year Ended December 31, 2016, Filed March 1, 2017 (File No. 1-37599)

Dear Mr. James:

This letter responds to your letter dated June 20, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by LivaNova PLC (references to the “Company” or “LivaNova” include LivaNova PLC and its subsidiaries).

For your convenience, below we repeat the captions and comments contained in the Comment Letter in bold and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the Year Ended December 31, 2016

Management Discussion and Analysis of Financial Condition and Results of Operations

Business Franchises, page 50

1.
We note the significant differences in revenues and income from operations of your three segments on page F-56. In future filings, to enhance an investor’s understanding of your results of operations, please consider providing a discussion of your segment results in addition to your consolidated results. Please refer to Item 303(a) of Regulation S-K and FRC 501.06.a regarding segment analysis.

Company Response:
The Company acknowledges the Staff’s comment and will provide a discussion of segment results, including a discussion of our segments’ net sales and operating income, in future filings to enhance an investor’s understanding of our results of operations, beginning with the Form 10-Q for the quarterly period ending June 30, 2017.

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom

Notes to Consolidated Financial Statements

Note 2 - Basis of Presentation, Use of Accounting Estimates and Significant Accounting Policies

Comprehensive Income and Foreign Currency Translations, page F-17

2.
We note your significant foreign operations and that you are a United Kingdom corporation reporting your financial statements in U.S. dollars. In future filings, please revise this note to disclose your functional currency as well as those of your significant foreign subsidiaries. Disclose your policy for determining the functional currency of foreign entities, and describe your accounting for foreign currency transactions - i.e., transactions denominated in a currency different from the functional currency. In addition, disclose your policy for foreign currency translation. Refer to ASC 235-10-50-1, ASC Topic 830 and FRC 501.09.b.

Company Response:
The Company acknowledges the Staff’s comment and will revise the Comprehensive Income and Foreign Currency Translations section of our Basis of Presentation, Use of Accounting Estimates and Significant Accounting Policies footnote in future filings to include the items noted in the Staff’s comment, beginning either with the Form 10-Q for the quarterly period ending June 30, 2017, to the extent the disclosures are believed to be material, or with the Form 10-K for the year ending December 31, 2017.

Note 18 - Commitments and Contingencies, page F-35

3.
Please revise your disclosure of the Baker, Miller et al matter on page F-36 in future filings to provide all the information required by ASC 450-20-50-4, including an estimate of the possible loss or a clear statement that such an estimate cannot be made.

Company Response:
The Company acknowledges the Staff’s comment and will revise its disclosure of the Baker, Miller et al matter in future filings to include all the information required by ASC 450-20-50-4 based on an evaluation of the specific facts and circumstances in existence at the time of the filing, beginning with the Form 10-Q for the quarterly period ending June 30, 2017.

Note 22 - Income Taxes, F-50

4.
On page F-52 you include a ‘gain on sale of intellectual property’ as a deferred tax liability while on page F-25 you show an asset titled ‘taxes payable on inter-company transfers of property’. To help us better understand your disclosure, including the discussion on page F-53, please address the following:

•	Clearly describe to us the transaction that resulted in the items being reflected on your balance sheet.

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom

Company Response:
In 2016, LivaNova made the decision to centralize the management and economic ownership of Intellectual Property for its manufacturing technology and product patents (“IP”) in the United Kingdom (“UK”) where LivaNova PLC is domiciled. On June 1, 2016, LivaNova IP Limited (“IP Co.”), a limited company organized under the laws of England and Wales and a wholly owned subsidiary of LivaNova PLC, obtained all beneficial rights and economic ownership in and to the IP of a wholly owned U.S. subsidiary of LivaNova PLC, in exchange for the principal amount of $417.5 million, payable annually in eight equal cash installment payments of $52.2 million on December 31st of each year. This amount is taxable income to the U.S. subsidiary in the year in which each installment payment is received.

•	Describe to us your accounting for the transaction, including the accounting literature on which you relied and provide sample journal entries.

Company Response:
The intercompany sale of assets between related parties in different jurisdictions may be a taxable event for income tax purposes in the country of sale. However, as provided under ASC 810-10-45-1 and ASC 740-10-25-3(e), the income tax provision effects from such a sale are deferred in preparation of the consolidated financial statements through the establishment of a prepaid tax asset. A transaction that is an intra-entity sale or transfer of either tangible or intangible assets qualifies for deferral treatment for financial statement purposes.

ASC 810-10-45-8 provides that no income tax effect should be recognized in earnings due to an intra-entity transfer between affiliated entities until the asset leaves the reporting group (as an example through sale to an unrelated third party) or is depreciated / amortized or impaired by the buying entity.

Upon the sale to IP Co, a deferred tax liability was created in the U.S. selling entity for the future tax impact of the gain with an offset to deferred tax expense. As a result, an ASC 810-10-45-8 Asset was also created effectively reversing the deferred tax expense recognized on the separate financials of the U.S. subsidiary. Thus, there was no impact on income tax expense on the date of the transaction. As payments are made to the U.S. subsidiary, the deferred tax liability will be reduced and a current payable will be established. The tax consequences will be recognized each year as the ASC 810-10-45-8 Asset is amortized to income tax expense over the IP’s estimated useful life of eight years.

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom

The following journal entries were recorded during the year ended December 31, 2016 (in millions):

Dr.	Deferred Tax Expense	$155.6
Cr.	Deferred Tax Liability		$155.6
Entry #1 Description: To record the deferred tax liability on the date of the IP sale (June 1, 2016).

Dr.	Taxes Payable on I/C Transfer (ASC 810-10-45-8 Asset) - Current	$19.4
Dr.	Taxes Payable on I/C Transfer (ASC 810-10-45-8 Asset) - Non-Current	$136.2
Cr.	Deferred Tax Expense		$155.6
Entry #2 Description: To set up the ASC 810-10-45-8 Asset to defer the income tax effect of the IP sale (June 1, 2016).

Dr.	Deferred Tax Liability	$19.4
Cr.	Current Tax Payable		$19.4
Entry #3 Description: Reclassification of the DTL as taxes become due upon receipt of the installment payment on December 31st.

Dr.	Current Tax Expense	$11.6
Cr.	Taxes Payable on I/C Transfer (ASC 810-10-45-8 Asset) - Current		$11.6
Entry #4 Description: Amortization of the ASC 810-10-45-8 Asset to income tax expense from the date of the IP sale through December 31st. The ASC 810-10-45-8 Asset is amortized to income tax expense over the IP’s estimated useful life of eight years.

Dr.	Taxes Payable on I/C Transfer (ASC 810-10-45-8 Asset) - Current	$11.6
Cr.	Taxes Payable on I/C Transfer (ASC 810-10-45-8 Asset) - Non-Current		$11.6
Entry #5 Description: Reclassify the ASC 810-10-45-8 Asset from non-current to current on December 31st.
Sum of the current portion of entries #2, #4, #5 = $19.4M (agrees to unamortized balance included in prepaid expenses and other current assets on page F-53).

Sum of the non-current portion of entries #2 and #5 = $124.6M (agrees to unamortized balance included in other assets on F-25 and F-53).

•	Explain why a taxes payable account is being reported as an asset.

Company Response:
The taxes payable on inter-company transfers of property asset is the asset account (with a debit balance) created to defer the income tax effect of the IP sale pursuant to ASC 810-10-45-8. Typically, the tax is paid up

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom

front, or concurrently, with an intercompany sale of assets, thus a prepaid tax description is normally used. Since the tax in this transaction was not prepaid and instead is payable upon receipt of the eight installment payments, the term “Taxes payable” was considered the most appropriate nomenclature for this account.

LivaNova acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filing, and LivaNova may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at +44 (0) 20 33250660 if you have any questions regarding this correspondence.

Yours sincerely,

/s/ Thad Huston

Thad Huston
Chief Financial Officer
LivaNova PLC

Cc:        Gary Newberry, Securities and Exchange Commission
David Wise, Chief Administrative Officer
Keyna Skeffington, Senior Vice President & General Counsel
Doug Manko, Chief Accounting Officer

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom